                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(X)  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

                   For the fiscal year ended December 31, 1998

                                       OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

  For the transition period from _________________ to ________________________

                         Commission file number: 1-9627

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             The Zenith 401 (k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                         Zenith National Insurance Corp.
                               21255 Califa Street
                          Woodland Hills, CA 91367-5021

On behalf of The Zenith 401(k) Plan, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA and are filed herewith:

               1.       Statements of Net Assets Available
                        for Benefits (With Fund
                        Information) as of December 31,
                        1998 and 1997

               2.       Statement of Changes In Net Assets
                        Available for Benefits (With Fund
                        Information) for the Year Ended
                        December 31, 1998

               3.       Line 27(a) - Schedule of Assets
                        Held For Investment Purposes As of
                        December 31, 1998

               4.       Line 27(d) - Schedule of Reportable
                        Transactions For the Year Ended
                        December 31, 1998

The written consent of PricewaterhouseCoopers LLP with respect to the annual financial statements of the Zenith 401(k) Plan is filed as Exhibit 23 to this annual report.

                                   Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.





                                         The Zenith 401(k) Plan


Date:    JUNE 28, 1999                   /S/ MICHAEL W. JACOBSON
         -------------                   -----------------------
                                         Michael W. Jacobson
                                         Chairman
                                         Administrative Committee

                             THE ZENITH 401(k) PLAN

                              FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES
                                   ----------



                                TABLE OF CONTENTS


                                                                                      PAGE

Report of Independent Accountants                                                       1

Financial Statements:

    Statements of Net Assets Available for Benefits
       (With Fund Information) as of December 31, 1998 and 1997                         2

    Statement of Changes in Net Assets Available for Benefits
       (With Fund Information) for the Year Ended December 31, 1998                     3

    Notes to Financial Statements                                                       4


Supplemental Schedules:

    Line 27(a) - Schedule of Assets Held for Investment Purposes
       as of December 31, 1998                                                         15

    Line 27(d) - Schedule of Reportable Transactions
       for the Year Ended December 31, 1998                                            16

                        REPORT OF INDEPENDENT ACCOUNTANTS
                                   ----------



To the Participants and Administrative Committee of
The Zenith 401(k) Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Zenith 401(k) Plan (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP

June 4, 1999

                             THE ZENITH 401(k) PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                             (WITH FUND INFORMATION)
                        As Of December 31, 1998 And 1997
                                   ----------



                                                                       Non-Participant
                                                                      And Participant-
                                                                            Directed
                                                                                                                State Street
                                                                           Zenith               PBHG              Research
                                                                           Company             Growth               ARGO
                                                                          Stock Fund            Fund                Fund
                                                                          ----------            -----       ----    -----
Investments:
   At fair value:
       Shares of Zenith Common Stock (cost of $6,475,972
          for 1998 and $6,436,645 for 1997)                               $7,071,024

       Shares of Registered Investment Companies:
          PBHG Growth Fund (cost of $1,745,411 for 1998
             and $1,319,575 for 1997)                                                         $1,807,872
          State Street Research ARGO Fund (cost
             of $1,424,538 for 1998 and $831,281 for 1997)                                                        $1,390,562
          Founders Balanced Fund (cost of $1,127,834 for
             1998 and $748,868 for 1997)
          Janus Worldwide Fund (cost of $3,615,218 for
             1998 and $2,392,027 for 1997)
          Scudder Growth & Income Fund (cost of
             $3,103,772 for 1998 and $2,065,516 for 1997)
          Warburg Pincus Emerging Growth Fund (cost of
             $1,147,968 for 1998 and $852,239 for 1997)

       Short-Term Investment Fund                                            275,110

   At contract value:
       MetLife Guaranteed Fixed Income Contracts

   Participants loans receivable
                                                                         -----------     ----------------    ----------------

                 Total investments                                         7,346,134           1,807,872           1,390,562

Receivables                                                                   96,213
                                                                         -----------     ----------------    ----------------


                 Net assets available for benefits                        $7,442,347          $1,807,872          $1,390,562
                                                                         -----------     ----------------    ----------------
                                                                         -----------     ----------------    ----------------



                                                                                                   Participant-Directed

                                                                      Founders             Janus             Scudder
                                                                      Balanced           Worldwide           Growth &
                                                                         Fund                Fund          Income Fund
                                                                      --------           --------          -----------

Investments:
   At fair value:
       Shares of Zenith Common Stock (cost of $6,475,972
          for 1998 and $6,436,645 for 1997)

       Shares of Registered Investment Companies:
          PBHG Growth Fund (cost of $1,745,411 for 1998
             and $1,319,575 for 1997)
          State Street Research ARGO Fund (cost
             of $1,424,538 for 1998 and $831,281 for 1997)
          Founders Balanced Fund (cost of $1,127,834 for
             1998 and $748,868 for 1997)                             $1,158,560
          Janus Worldwide Fund (cost of $3,615,218 for
             1998 and $2,392,027 for 1997)                                              $4,107,910
          Scudder Growth & Income Fund (cost of
             $3,103,772 for 1998 and $2,065,516 for 1997)                                                    $2,951,759
          Warburg Pincus Emerging Growth Fund (cost of
             $1,147,968 for 1998 and $852,239 for 1997)

       Short-Term Investment Fund

   At contract value:
       MetLife Guaranteed Fixed Income Contracts

   Participants loans receivable
                                                                    ------------   ----------------    ----------------

                 Total investments                                    1,158,560          4,107,910           2,951,759

Receivables
                                                                    ------------   ----------------    ----------------


                 Net assets available for benefits                   $1,158,560         $4,107,910          $2,951,759
                                                                    ------------   ----------------    ----------------
                                                                    ------------   ----------------    ----------------



                                                                    Warburg
                                                                     Pincus        MetLife
                                                                    Emerging      Guaranteed     Participant
                                                                     Growth      Fixed Income       Loans         1998
                                                                       Fund            Fund      Receivable      Total       1997
                                                                    --------     ------------    ------------    -----       -----

Investments:
   At fair value:
       Shares of Zenith Common Stock (cost of $6,475,972
          for 1998 and $6,436,645 for 1997)                                                                 $7,071,024   $7,851,870

       Shares of Registered Investment Companies:
          PBHG Growth Fund (cost of $1,745,411 for 1998
             and $1,319,575 for 1997)                                                                        1,807,872    1,327,859
          State Street Research ARGO Fund (cost
             of $1,424,538 for 1998 and $831,281 for 1997)                                                   1,390,562      779,899
          Founders Balanced Fund (cost of $1,127,834 for
             1998 and $748,868 for 1997)                                                                     1,158,560      727,868
          Janus Worldwide Fund (cost of $3,615,218 for
             1998 and $2,392,027 for 1997)                                                                   4,107,910    2,258,472
          Scudder Growth & Income Fund (cost of
             $3,103,772 for 1998 and $2,065,516 for 1997)                                                    2,951,759    2,062,520
          Warburg Pincus Emerging Growth Fund (cost of
             $1,147,968 for 1998 and $852,239 for 1997)        $1,225,082                                    1,225,082      855,677

       Short-Term Investment Fund                                                                              275,110      166,718

   At contract value:
       MetLife Guaranteed Fixed Income Contracts                            $9,440,429                       9,440,429    9,459,412

   Participants loans receivable                                                            $581,615           581,615      349,589
                                                              -----------  ------------      -------       ----------- ------------

                 Total investments                              1,225,082    9,440,429       581,615        30,009,923   25,839,884

Receivables                                                                                                     96,213      178,315
                                                              -----------  ------------     --------       ----------- ------------


                 Net assets available for benefits             $1,225,082   $9,440,429      $581,615       $30,106,136  $26,018,199
                                                              -----------  ------------     --------       ----------- ------------
                                                              -----------  ------------     --------       ----------- ------------



The accompanying notes are an integral part of these financial statements.

                             THE ZENITH 401(k) PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                             (WITH FUND INFORMATION)
                      For The Year Ended December 31, 1998
                                   ----------



                                                                Non-Participant
                                                                And Participant-
                                                                    Directed
                                                                                                      State Street
                                                                     Zenith              PBHG           Research      Founders
                                                                    Company             Growth            ARGO        Balanced
                                                                   Stock Fund            Fund             Fund          Fund
                                                                   ----------            ----             ----          ----
Additions:
   Contributions:
     Employer                                                       $  1,132,714    $         54    $         68
     Participant                                                         161,420         645,245         423,971    $    369,577
     Rollovers                                                            23,249          74,385          37,877          25,726
                                                                                    ------------    ------------    ------------

               Total contributions                                     1,317,383         719,684         461,916         395,303

   Investment income:
     Dividends                                                           304,980                         133,892          60,916
     Interest                                                             10,924
     Net (depreciation) appreciation in fair value of investments       (844,273)         45,745          16,474          54,564
                                                                    ------------    ------------    ------------    ------------

               Total investment income                                  (528,369)         45,745         150,366         115,480
                                                                    ------------    ------------    ------------    ------------

               Total additions                                           789,014         765,429         612,282         510,783

Deductions:
   Benefits paid to participants                                        (848,561)       (159,262)       (124,138)       (109,543)
   Fees                                                                     (276)           (425)           (272)           (213)
                                                                    ------------    ------------    ------------    ------------

               Total deductions                                         (848,837)       (159,687)       (124,410)       (109,756)
                                                                    ------------    ------------    ------------    ------------

               Net increase (decrease) prior to
                 interfund transfers                                     (59,823)        605,742         487,872         401,027

Interfund transfers                                                     (557,623)       (148,698)        110,728          17,194
                                                                    ------------    ------------    ------------    ------------

               Net increase (decrease)                                  (617,446)        457,044         598,600         418,221

Net assets available for benefits:
   Beginning of year                                                   8,059,793       1,350,828         791,962         740,339
                                                                    ------------    ------------    ------------    ------------

   End of year                                                      $  7,442,347    $  1,807,872    $  1,390,562    $  1,158,560
                                                                    ------------    ------------    ------------    ------------
                                                                    ------------    ------------    ------------    ------------

                                                                                   Participant-Directed
                                                                                                     Warburg           MetLife
                                                                        Janus          Scudder       Pincus           Guaranteed
                                                                      Worldwide       Growth &       Emerging         Fixed Income
                                                                         Fund        Income Fund    Growth Fund          Fund
                                                                         ----        -----------    -----------          ----
Additions:
   Contributions:
     Employer                                                       $        100    $         75    $         32    $         14
     Participant                                                       1,106,063         967,559         421,257         519,235
     Rollovers                                                            62,309          95,898          58,878          18,784
                                                                    ------------    ------------    ------------    ------------

               Total contributions                                     1,168,472       1,063,532         480,167         538,033

   Investment income:
     Dividends                                                           16,323          268,251
     Interest                                                                                                            560,048
     Net (depreciation) appreciation in fair value of investments        662,189        (136,688)         75,515
                                                                    ------------    ------------    ------------    ------------

               Total investment income                                   678,512         131,563          75,515         560,048
                                                                    ------------    ------------    ------------    ------------

               Total additions                                         1,846,984       1,195,095         555,682       1,098,081

Deductions:
   Benefits paid to participants                                        (391,916)       (346,806)       (137,440)     (1,183,331)
   Fees                                                                     (487)           (443)           (257)         (1,877)
                                                                    ------------    ------------    ------------    ------------

               Total deductions                                         (392,403)       (347,249)       (137,697)     (1,185,208)
                                                                    ------------    ------------    ------------    ------------

               Net increase (decrease) prior to
                 interfund transfers                                   1,454,581         847,846         417,985         (87,127)

Interfund transfers                                                      360,425          13,285         (59,543)         52,040
                                                                    ------------    ------------    ------------    ------------

               Net increase (decrease)                                 1,815,006         861,131         358,442         (35,087)

Net assets available for benefits:
   Beginning of year                                                   2,292,904       2,090,628         866,640       9,475,516
                                                                    ------------    ------------    ------------    ------------

   End of year                                                      $  4,107,910    $  2,951,759    $  1,225,082    $  9,440,429
                                                                    ------------    ------------    ------------    ------------
                                                                    ------------    ------------    ------------    ------------

                                                                    Participant
                                                                     Loans
                                                                    Receivable         Total
                                                                    ----------         -----
Additions:
   Contributions:
     Employer                                                                         $1,133,057
     Participant                                                                       4,614,327
     Rollovers                                                                           397,106
                                                                    ------------    ------------

               Total contributions                                                     6,144,490

   Investment income:
     Dividends                                                                           784,362
     Interest                                                            $36,657         607,629
     Net (depreciation) appreciation in fair value of investments                       (126,474)
                                                                    ------------    ------------

               Total investment income                                    36,657       1,265,517
                                                                    ------------    ------------

               Total additions                                            36,657       7,410,007

Deductions:
   Benefits paid to participants                                         (16,823)     (3,317,820)
   Fees                                                                                   (4,250)
                                                                    ------------    ------------

               Total deductions                                          (16,823)     (3,322,070)
                                                                    ------------    ------------

               Net increase (decrease) prior to
                 interfund transfers                                      19,834       4,087,937

Interfund transfers                                                      212,192            --
                                                                    ------------    ------------

               Net increase (decrease)                                   232,026       4,087,937

Net assets available for benefits:
   Beginning of year                                                     349,589      26,018,199
                                                                    ------------    ------------

   End of year                                                      $    581,615    $ 30,106,136
                                                                    ------------    ------------
                                                                    ------------    ------------



The accompanying notes are an integral part of these financial statements.

                             THE ZENITH 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   ----------


1.       The Plan:

         The following is a general description of The Zenith 401(k) Plan (the "Plan").

         GENERAL

         The Plan is a self-directed account plan in compliance with the Employee Retirement Income Security Act of 1974 ("ERISA") Section 404(c) originally adopted by Zenith National Insurance Corp.'s ("ZNIC") Board of Directors, effective August 1, 1988. The Plan is offered to all eligible employees of ZNIC and those of its subsidiaries that elect to become "participating employers" (the "Company"). The Plan is subject to the provisions of ERISA and Section 401(a) and Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"). At December 31, 1998 and 1997, there were 1,536 and 1,335 participants, respectively, in the Plan.

         ADMINISTRATION

         The Plan is administered by an Administrative Committee appointed by the Board of Directors of ZNIC.

         The Administrative Committee has responsibility for administration of the Plan, including supervision of the collection of contributions, delivery of such contributions to the Trustee, and maintenance of necessary records. The Administrative Committee has contracted with Metropolitan Life Insurance Company ("MetLife") to provide record keeping services for the Plan.

         All assets of the Plan are held by a trustee (the "Trustee") in a trust (the "Trust") created by a trust agreement dated as of December 30, 1996 (the "Trust Agreement"). The Trustee is Chase Manhattan Bank, N.A. The Trustee's responsibilities include receipt of Plan contributions, investment and maintenance of Trust assets in the available funds, and distributions under the Plan of such amounts as the Administrative Committee shall direct from time to time.

         ELIGIBILITY

         A person hired by the Company, is eligible to enroll in the Plan on the next quarterly entry date, after completion of one full year of service with the Company. There are no age restrictions.


Continued

                             THE ZENITH 401(k) PLAN

                                   ----------


1.       The Plan, Continued:

         CONTRIBUTIONS

         Participants may elect to contribute between 1% to 12% of their compensation up to a maximum of $10,000 for 1998 and $9,500 for 1997 ("Salary Reduction Contributions"). The maximum is adjusted each year for increases in the cost of living, as provided in applicable regulations. This annual amount is an aggregate limitation that applies to all of an individual's Salary Reduction Contributions and similar contributions under other plans. The Company contributes 33-1/3% of the participant's "matched" contribution amount (matched contributions are defined as the first 6% of participant's compensation). The Company's contribution shall not exceed 2% of a participant's annual compensation. Compensation includes wages, bonuses, commissions, overtime and elective deferrals. The Company's contribution is invested exclusively in the Zenith Company Stock Fund except as defined in the Plan document.

         The Salary Reduction Contributions and Company contributions, made on behalf of each participant, are paid to the Trustee semi-monthly.

         Participants may allocate each contribution from their compensation among investment options in such percentages as they determine, so long as the amount directed to the Zenith Company Stock Fund does not exceed twenty percent of that contribution. The value of each fund is determined daily and participants are able to transfer amounts between funds on any business day, except that amounts may only be transferred out of, but not into, the Zenith Company Stock Fund.

         PARTICIPANT ACCOUNTS

         Each participant's account is credited with: (1) the participant's contributions, (2) participant rollover contributions from non-Company plans, (3) the related Company matching contributions, and (4) fund earnings. Allocations of earnings are based on account balances, as defined in the Plan Document. These accounts are summarized in the accompanying financial statements as net assets available for benefits.

         VESTING

         Each participant has an immediate, fully vested right to receive all Salary Reduction Contributions, all Company matching contributions made prior to January 1, 1991, and earnings thereon, upon termination from the Company, or upon separation caused by death of the participant. All Company matching contributions made after January 1, 1991 are subject to a five-year graduated vesting schedule with respect to participants who became employed by the Company on or after April 1, 1988.

Continued

                             THE ZENITH 401(k) PLAN

                                   ----------


1.       The Plan, Continued:

         VESTING, Continued

         However, irrespective of the vesting schedule, a participant is fully vested upon his death, disability or attainment of age 65.

         FORFEITURES

         Upon termination of service, a participant forfeits any nonvested Company contributions. Such forfeitures are used first to reinstate participant account balances previously forfeited which are subject to reinstatement under the terms of the Plan. Any remaining unused forfeitures are used to reduce current or future years' contributions to the Plan by the Company.

         In 1998, the Company's contributions were reduced by $169,477 from forfeited nonvested accounts. At December 31, 1998 and 1997, forfeited nonvested accounts totaled $72,404 and $43,255, respectively, which remained available to reduce future Company contributions.

         WITHDRAWALS PRIOR TO TERMINATION OF EMPLOYMENT

         Except in limited circumstances, a participant may not make withdrawals while employed by the Company. Hardship withdrawals of a participant's Salary Reduction Contributions are permitted where a participant has an immediate and heavy financial need (as determined under Section 401(k)(2)(B)(IV) of the Code) and that need cannot be satisfied from other resources of the participant. In addition, participants who reach 59-1/2 years old may take an in-service withdrawal of the vested portion of their individual account.

         INVESTMENTS

         Subject to certain limitations detailed in the Plan Document, participants may allocate their past and future account balances attributable to Salary Reduction Contributions and rollovers in any combination of investment options set out below.

         The Company's contributions and any earnings thereon are invested in the Zenith Company Stock Fund, and are not subject to participant direction until such participant reaches age fifty-five (55). As of December 31, 1998 and 1997, $2,972,673, and $4,419,002, respectively, of the investment in the Zenith Company Stock Fund is participant-directed.


Continued

                             THE ZENITH 401(k) PLAN

                                   ----------


1.       The Plan, Continued:

         INVESTMENTS, Continued

         INVESTMENT OPTIONS:

         Condensed descriptions (which, except for the Zenith Company Stock Fund, were supplied by MetLife) of investment options are as follows:

         ZENITH COMPANY STOCK FUND invests in the common stock of Zenith National Insurance Corp., par value, $1.00 per share ("Zenith Common Stock").

         PBHG GROWTH FUND seeks capital appreciation. This fund normally invests at least 65% of its total assets in common stocks and convertible securities of small- and medium-sized growth companies (market capitalization or annual revenues up to $2 billion) believed to have an outlook for strong earnings growth and potential for significant capital appreciation.

         STATE STREET RESEARCH ARGO FUND, formerly known as the State Street Research Equity Investment Fund, seeks to achieve long-term growth of capital and, secondarily, long-term growth of income. The fund invests primarily in the common stocks of established companies with above-average prospects for growth. Although the fund's investments are not limited to companies of any particular size, it is anticipated that a majority of the securities in which the fund invests will be listed on a national securities exchange.

         FOUNDERS BALANCED FUND seeks current income and capital appreciation. The fund normally invests in a balanced portfolio of dividend-paying common stocks, U.S. and foreign government obligations and a variety of corporate fixed-income securities. The equity portion of the fund emphasizes common stocks with the potential for capital appreciation. While these stocks generally pay regular dividends, the fund also may invest in nondividend-paying companies. The fund maintains a minimum of 25% of its assets in investment-grade, fixed-income securities.

         JANUS WORLDWIDE FUND seeks long-term growth of capital in a manner consistent with the preservation of capital by investing primarily in common stocks of foreign and domestic issuers. The fund normally invests in issuers from at least five different countries, including the United States; but may at times invest in fewer than five countries or even a single country.



Continued

                             THE ZENITH 401(k) PLAN

                                   ----------



1.       The Plan, Continued:

         INVESTMENTS, Continued

         INVESTMENT OPTIONS, Continued:

         SCUDDER GROWTH & INCOME FUND seeks long-term growth of capital, current income and growth of income. The fund invests primarily in common stocks, preferred stocks, and securities convertible into common stocks of companies which offer the prospect for growth of earnings while paying current dividends. The fund allocates investments among different industries and companies and adjusts its portfolio securities for investment considerations, not for trading purposes.

         WARBURG PINCUS EMERGING GROWTH FUND is a mutual fund with the objective of maximum capital appreciation. The fund invests primarily in a portfolio of equity securities of small- to medium-sized companies that show positive earnings and prospects of achieving significant profit and gain in a relatively short period of time.

         METLIFE GUARANTEED FIXED INCOME FUND provides a guarantee by MetLife of both principal and a rate of interest (6.3% and 6.2% for the years ended December 31, 1998 and 1997, respectively) for a specified period of time. This account consists of one or more MetLife guaranteed interest contracts, which offer intermediate-term interest rates and protection from potential market fluctuation in interest rates during the guarantee period.

         PARTICIPANT LOANS RECEIVABLE

         Participants may borrow from their Salary Reduction Contributions accounts and rollover accounts a minimum amount of $1,000 up to a maximum amount equal to the lesser of (a) 50% of the combined balances of their Salary Reduction Contributions accounts and rollover accounts, or (b) $50,000, reduced by the highest outstanding loan balance during the last 12 months. Participants may not obtain a loan of their matching contributions accounts. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loans receivable. Loan terms range from one to five years or up to thirty years for the purchase of a principal residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate charged by Chase Manhattan Bank, N.A. as of the close of the last business day of the month preceding the calendar quarter in which the loan is made. Principal and interest are paid ratably through payroll deductions. Upon termination of employment, participants are required to pay the outstanding loan amount in full.



Continued

                             THE ZENITH 401(k) PLAN

                                   ----------


1.       The Plan, Continued:

         PAYMENT OF BENEFITS

         Upon termination of employment, retirement, permanent disability or death, if a distribution is made, a participant receives (1) cash with respect to the portion of the individual account not invested in the Zenith Company Stock Fund and (2) at the participant's election, cash or shares of Zenith Common Stock, plus cash in lieu of any fractional shares with respect to the Zenith Company Stock Fund. Payments are generally processed twice a month.

         EXPENSES

         The Plan provides that all expenses of the Plan (i.e., legal, accounting, administration, and brokerage fees) will be paid by the Company, with the exception of expenses related to the administration of the mutual funds offered as investment alternatives. Expenses related to the administration of the mutual funds will be paid by the respective mutual funds, and will be reflected in the overall investment return of such funds. Plan expenses excluding expenses related to the administration of the mutual funds for 1998 totaled $84,676.

         TERMINATION

         While the Company has not expressed an intent to terminate the Plan, it may do so at any time. Upon such termination, each participant shall be 100% vested in their Salary Reduction Contribution account, rollover contribution account and matching contribution account.


2.       Summary Of Significant Accounting Policies:

         BASIS OF ACCOUNTING

         The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with generally accepted accounting principles.


Continued

                             THE ZENITH 401(k) PLAN

                                   ----------


2.       Summary Of Significant Accounting Policies, Continued:

         USE OF ESTIMATES

         The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

         INVESTMENT VALUATION AND INCOME RECOGNITION

         The Plan's investment in the Zenith Company Stock Fund is accounted for using the unit valuation method. The total value of the fund fluctuates depending upon the amount of interest earned on cash held in the fund, dividends paid on Zenith Common Stock, expenses, realized gains and losses on its sale of Zenith Common Stock, and unrealized appreciation or depreciation in the value of Zenith Common Stock. The value of the Zenith Company Stock Fund is determined using the year-end closing price of Zenith Common Stock on the New York Stock Exchange.

         The Plan's investments in shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

         Dividends and capital gains distributions declared by a mutual fund are allocated to each individual participant holding units in the mutual fund. Each participant's shares as of a record date are multiplied by the dividend rate declared by the mutual fund. Certain funds declare a daily dividend rate and each day is a record date for those funds. At the end of the month, each participant's account balance for each day of the month is credited with each day's dividend based on the rates declared.

         Generally, interest, dividends and capital gain distributions are allocated to a participant's account in a mutual fund based on the number of units the participant holds in that mutual fund compared to total units outstanding for that mutual fund.

         Purchases and sales of securities are reflected on a trade-date basis. Each gain or loss on sales of securities is computed on an average-cost basis.

         The net appreciation (depreciation) in the fair value of the Plan's investments disclosed in the statement of changes in net assets available for benefits consists of realized gains or losses and unrealized appreciation (depreciation) on investments.


Continued

                             THE ZENITH 401(k) PLAN

                                   ----------


2.       Summary Of Significant Accounting Policies, Continued:

         INVESTMENT VALUATION AND INCOME RECOGNITION, Continued

         The Plan's investment in the MetLife Guaranteed Fixed Income Fund is valued at contract value which represents contributions plus interest earned, less benefits paid and transfers to/from other funds. As of December 31, 1998 and 1997, the contract value approximated fair value.

         Participant loans are valued at cost, which approximates fair value.

         CONTRIBUTIONS

         Company and participant contributions are recorded in the period that a participant's payroll deduction is made.


3.       Investments:

         The following are the individual investments, at fair value, that represent 5 percent or more of the Plan's net assets:

                                                                    December 31
                                                               1998             1997

         Zenith Company Stock Fund                          $7,346,134       $8,018,588
         PBHG Growth Fund                                    1,807,872        1,327,859
         Janus Worldwide Fund                                4,107,910        2,258,472
         Scudder Growth & Income Fund                        2,951,759        2,062,520
         MetLife Guaranteed Fixed Income Fund                9,440,429        9,459,412



4.       Tax Status:

         The Plan was designed to qualify under Sections 401(a) and 401(k) of the Code and for the Trust to be exempt from federal income taxes under
         Section 501(a) of the Code. The Plan initially received a favorable determination in 1989 from the Internal Revenue Service as to the above. The Plan was amended, effective January 1, 1997. The amendment had no impact on the net assets available for benefits. In 1998, the Plan received a determination letter from the IRS that the Plan, as amended, continues to be qualified under Sections 401(a) and 401(k) of the Code and that the Trust continues to be exempt from federal income taxes under Section 501(a) of the Code.



Continued

                             THE ZENITH 401(k) PLAN

                                   ----------

5.       Reconciliation Of Financial Statements To The Form 5500:

         Amounts allocated to withdrawing participants for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid, are included in net assets available for benefits. For reporting to the Department of Labor, these amounts are reported as a liability on the Form 5500.

         The following is a reconciliation of net assets available for benefits as shown in the accompanying financial statements to those shown in the Form 5500 at:


                                                                                         December 31,
                                                                               1998                   1997
         Net assets available for benefits per the accompanying
             financial statements                                             $30,106,136            $26,018,199

         Less:  Amounts allocated to withdrawing participants                    (601,430)              (196,333)
                                                                             ------------           ------------

         Net assets available for benefits per the Form 5500

                                                                              $29,504,706            $25,821,866
                                                                             ------------           ------------
                                                                             ------------           ------------


         The following is a reconciliation of benefits paid to participants as shown in the accompanying financial statements for the year ended December 31, 1998 to those shown in the Form 5500:

         Benefits paid to participants per the accompanying financial statements                      $3,317,820

         Add:  Amounts allocated to withdrawing participants at end of year                              601,430

         Less:  Amounts allocated to withdrawing participants at beginning of year                      (196,333)
                                                                                                      ----------

         Benefits paid to participants per the Form 5500                                              $3,722,917
                                                                                                      ----------
                                                                                                      ----------





Continued

                             THE ZENITH 401(k) PLAN

                                   ----------

6.       Federal Income Taxes Applicable To Participants:

         The income tax rules affecting Plan participation are complex, subject to interpretation by the Secretary of the Treasury and subject to change. A general summary of the federal tax consequences of participation in the Plan follows. An expanded discussion of tax consequences is available in the Summary Plan Description/Prospectus dated April 1, 1997, for the Plan.

         In general, 401(k) Company and Salary Reduction Contributions are not subject to tax when made. In addition, earnings and gains on a participant's account are not subject to tax when credited.

         Generally, distributions from the Plan are subject to tax in the year received from the Plan. However, under certain circumstances, a distribution, or part thereof, may not be taxed if rolled over to an Individual Retirement Account or other qualified plan. If taxable, a distribution may be eligible for special tax treatment under the Code.

         In addition to regular taxes, most distributions received before a participant is age 59-1/2 will be subject to a 10% additional tax. Under limited circumstances, distributions in excess of Code-determined limits will be subject to a 15% excise tax.


7.       Concentration Of Credit Risk:

         At December 31, 1998 and 1997, approximately 25% and 30%, respectively, of the Plan's net assets available for benefits are held in the Zenith Company Stock Fund which primarily consists of Zenith Common Stock. Due to the inherent risk associated with securities traded in public markets, it is reasonably possible that fluctuations in the Zenith Company Stock Fund could have a significant impact on the net assets of the Plan in the near term.

         At December 31, 1998 and 1997, approximately 31% and 36%, respectively, of the Plan's net assets available for benefits are held in the MetLife Guaranteed Fixed Income Fund. This fund provides a guarantee by MetLife of both principal and a fixed rate of interest during the guarantee period.

         At December 31, 1998, approximately 14% of the Plan's net assets available for benefits are held in the Janus Worldwide Fund. This fund invests in common stocks of foreign and domestic issuers. Due to the inherent risk associated with securities traded in public markets, it is reasonably possible that fluctuations in the Janus Worldwide Fund could have a significant impact on the net assets of the Plan in the near term.

         No other fund accounts for 10% or more of net assets available for benefits.

                             THE ZENITH 401(k) PLAN

          LINE 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             As Of December 31, 1998
                    (See Report Of Independent Accountants)

                                   -----------

                                                                       (c)
                      (b)                       Description Of Investments, Including Maturity Date,
        Identity Of Issue, Borrower, Lessor,               Rate Of Interest, Collateral,                   (d)            (e)
(a)              Or Similar Party                              Par Or Maturity Value                       Cost      Current Value
        ------------------------------------    ----------------------------------------------------       ----      -------------
**      Zenith National Insurance Corp.         Common Stock - 305,774 Shares                           $6,475,972    $7,071,024

 *      Short-Term Investment Funds             Short-Term Investment Fund - 275,110 Units                 275,110       275,110

 *      PBHG Funds                              Growth Fund - Mutual Fund - 70,786 Units                 1,745,411     1,807,872

 *      State Street Research Funds             ARGO Fund - Mutual Fund - 72,804 Units                   1,424,538     1,390,562

 *      Founders Funds                          Balanced Fund - Mutual Fund - 95,042 Units               1,127,834     1,158,560

 *      Janus Funds                             Worldwide Fund - Mutual Fund - 86,738 Units              3,615,218     4,107,910

 *      Scudder Funds                           Growth & Income Fund - Mutual Fund - 112,192 Units       3,103,772     2,951,759

 *      Warburg Pincus Funds                    Emerging Growth Fund - Mutual Fund - 30,650 Units        1,147,968     1,225,082

 *      MetLife Insurance Company               Guaranteed Fixed Income Fund at 6.3%                     9,440,429     9,440,429

        Participant Loans                       Various Maturity Dates - Interest Rate ranges
                                                 from 8.25% - 8.50%                                         -            581,615
                                                                                                       -----------   -----------
                                                               Total investments                       $28,356,252   $30,009,923
                                                                                                       -----------   -----------
                                                                                                       -----------   -----------

*   Indicates a party-in-interest for which a statutory exemption exists.

** Sponsor and employer and, therefore, a party-in-interest for which a statutory exemption exists.

                            THE ZENITH 401(k) PLAN

           LINE 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS(1)
                     For The Year Ended December 31, 1998
                    (See Report Of Independent Accountants)

                                   -----------


                                     (b) Description Of Assets
                                         (Including Interest Rate And       (c) Purchase   (d) Selling   (e) Lease
(a) Identity Of Party Involved           Maturity In Case Of A Loan)            Price          Price         Rental
------------------------------           ----------------------------           --------       -------       ------
Zenith National Insurance Corp.(2)       Zenith Common Stock                  $1,380,659
                                          (65 transactions)

Zenith National Insurance Corp.(2)       Zenith Common Stock                                 $1,523,353
                                          (151 transactions)

PBHG Funds(3)                            Growth Fund                             879,648
                                          (97 transactions)

PBHG Funds(3)                            Growth Fund                                            445,381
                                          (141 transactions)

State Street Research Funds(3)           ARGO Fund                               900,236
                                          (124 transactions)

State Street Research Funds(3)           ARGO Fund                                              306,047
                                          (92 transactions)

Founders Fund(3)                         Balanced Fund                           643,026
                                          (99 transactions)

Founders Fund(3)                         Balanced Fund                                          266,899
                                          (93 transactions)

Janus Funds(3)                           Worldwide Fund                        1,955,366
                                          (158 transactions)

Janus Funds(3)                           Worldwide Fund                                         768,117
                                          (120 transactions)

Scudder Funds(3)                         Growth & Income Fund                  1,781,858
                                          (148 transactions)

Scudder Funds(3)                         Growth & Income Fund                                   755,931
                                          (121 transactions)

Warburg Pincus Funds(3)                  Emerging Growth Fund                    641,939
                                          (103 transactions)

Warburg Pincus Funds(3)                  Emerging Growth Fund                                   348,048
                                          (93 transactions)

MetLife Insurance Company(3)             Guaranteed Fixed Income Fund          1,735,753
                                          (143 transactions)

MetLife Insurance Company(3)             Guaranteed Fixed Income Fund                         2,242,379
                                          (147 transactions)



                                     (f) Expense                            (h) Current Value
                                         Incurred With                          Of Asset On       (i) Net Gain
(a) Identity Of Party Involved           Transaction     (g) Cost Of Asset      Transaction Date      Or (Loss)
------------------------------           -------------       -------------      ----------------      ---------
Zenith National Insurance Corp.(2)                           $1,380,659


Zenith National Insurance Corp.(2)                            1,488,060                               $35,293


PBHG Funds(3)                                                   879,648


PBHG Funds(3)                                                   453,813                                (8,432)


State Street Research Funds(3)                                  900,236


State Street Research Funds(3)                                  306,979                                  (932)


Founders Fund(3)                                                643,026


Founders Fund(3)                                                264,060                                 2,839


Janus Funds(3)                                                1,955,366


Janus Funds(3)                                                  732,176                                35,941


Scudder Funds(3)                                              1,781,858


Scudder Funds(3)                                                743,603                                12,328


Warburg Pincus Funds(3)                                         641,939


Warburg Pincus Funds(3)                                         346,210                                 1,838


MetLife Insurance Company(3)                                  1,735,753


MetLife Insurance Company(3)                                  2,242,379                                   -



(1) Under ERISA, a reportable transaction is a transaction or a series of transactions during the Plan year that involves more than 5 percent of the fair value of the Plan assets at the beginning of the Plan year, with certain exceptions.

(2) Sponsor and employer and, therefore, a party-in-interest for which a statutory exemption exists.

(3)  Indicates a party-in-interest for which a statutory exemption exists.